EXHIBIT 99.18

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

CordovaCann Corp.

217 Queen Street West

Suite 401

Toronto, ON

M4V 0R

Item 2. Date of Material Change

April 20, 2022

Item 3. News Release

The news release announcing the material change was released on April 20, 2022 and through Canadian newswires and subsequently filed on the System for Electronic Document Analysis and Retrieval. Copies of the press releases are attached hereto.

Item 4. Summary of Material Change

On April 20, 2022, the Company completed a non-brokered private placement of 6,718,000 units (“Units”) of the Company at a price of $0.25 USD per Unit for gross proceeds of $1,679,500 USD. Each Unit is comprised of one common share of the Company and one warrant (“Warrant”), with each Warrant entitling the holder thereof to purchase one common share of the Company at a price of $1.25 CDN per share for a period of 2 years from the date of issuance.

Item 5.1. Full Description of Material Change

Please see the attached press release.

Item 5.2. Disclosure of Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Confidentiality is not requested.

Item 7. Omitted Information

No information has been omitted in respect of the material change.

Item 8. Executive Officer

Ashish Kapoor, CFO

ashish@cordovacann.com

Item 9. Date of Report

April 22, 2022

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CORDOVACANN (CSE: CDVA / OTCQB: LVRLF) CLOSES NON-BROKERED

PRIVATE PLACEMENT LED BY SUNDERLAND CAPITAL

Sunderland Capital Has Deep Knowledge and Investment Success in the Cannabis Sector

TORONTO, ONTARIO, April 21, 2022 - CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, is pleased to announce the closing of a non-brokered private placement financing (the “Offering”), pursuant to which the Company issued 6,718,000 units (“Units”) of Cordova priced at $0.25 USD per unit for gross proceeds of $1,679,500 USD. Each Unit is comprised of one common share of the Company and one warrant (“Warrant”) that entitles the holder to purchase one share of common stock in the Company at a price of $1.25 CDN per share for a period of 2 years. The gross proceeds are comprised of $1,510,000 USD received in cash and $169,500 USD issued in settlement of outstanding fees and debt. The proceeds of the Offering are intended to be used for capital expenditures and acquisitions in relation to the Company’s Canadian retail operations as well as general corporate purposes and working capital needs.

The Offering was led by Sunderland Capital, a private investment firm that has deep knowledge and prior investment success in the cannabis industry. The firm was the first institutional investor in WM Technology, Inc. (NASDAQ: MAPS). Through this process the firm created an extensive network in the cannabis industry and has excellent insights into consumer, retail cultivation and distribution trends in the cannabis market. Sunderland Capital was founded in 2015 to invest in public and private opportunities across a variety of industries, and the firm takes a patient and disciplined approach to investing to achieve desired outcomes over a multi-year time horizon.

Further, the Company is pleased to announce the appointment of Tom Bushey to the Board of Directors of Cordova. Mr. Bushey brings a wealth of experience from his two-decades long career as a successful investor, board member and capital allocator. He is the founder and has served as CEO of Sunderland Capital since 2015. Mr. Bushey is also the CEO of Newbury Street Acquisition Corporation (Nasdaq: NBST). Mr. Bushey has served on the board of Ondas Holdings Inc. (Nasdaq: ONDS), a developer of private licensed wireless data networks for mission-critical industrial markets, since 2020. Prior to founding Sunderland Capital, he was a portfolio manager at Blackrock. Prior to Blackrock, Mr. Bushey was a senior analyst for Mayo Capital Partners and Millennium Partners. Mr. Bushey began his career as an analyst for Credit Suisse First Boston (“CSFB”) and later moved to HCI Equity Partners (Thayer Capital). Mr. Bushey has a BS in Economics from the Wharton School of the University of Pennsylvania.

“We are excited to welcome Tom to the Board of Directors, and believe Cordova will benefit immensely from his expertise, network and financial acumen,” stated Taz Turner, Chairman and CEO of the Company. “This financing led by Tom and his team will enable Cordova to rapidly expand the Star Buds Cannabis Co. retail brand in Canada, allowing the Company to reach more consumers across the country.”

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the retail, processing and production vertical markets of the cannabis industry.

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities, the anticipated benefits of the opening of the store and the prospect of opening additional retail stores. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law.

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com

(917) 843-2169

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